Exhibit 4(c)

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Fee Waiver Agreement”) is signed as of October 1, 2003 by Fund Asset Management, L.P. (the “Investment Adviser” or “FAM”) and Merrill Lynch Bond Fund, Inc. (the “Fund”) on behalf of Core Bond Portfolio (the “Portfolio”).

WHEREAS, the Portfolio intends to invest all of its assets in a “master” portfolio (the “Master Core Portfolio”) of Master Bond Trust, a mutual fund that has the same investment objectives and strategies as the Portfolio;

WHEREAS, the Investment Adviser has entered into an investment advisory agreement (the “Feeder Agreement”) with the Fund, on behalf of the Portfolio, whereby the Investment Adviser provides certain investment advisory and management services to the Portfolio;

WHEREAS, the Investment Adviser desires to waive all or a portion of its fees to the extent necessary to avoid charging the Portfolio for services provided under the Feeder Agreement to the extent that such services are provided pursuant to the Master Core Portfolio’s investment advisory agreement with FAM (the “Master Agreement”) in connection with the assets invested by the Portfolio in the Master Core Portfolio.

WHEREAS, the Investment Adviser understands and intends that the Fund and the Portfolio will rely on this Fee Waiver Agreement in preparing post-effective amendments to the Fund’s registration statement on Form N-1A and in accruing the expenses of the Portfolio for purposes of calculating net asset value and for other purposes, and expressly permits the Fund and the Portfolio to do so; and

WHEREAS, the shareholders of the Portfolio will benefit from the ongoing waivers by incurring lower Portfolio operating expenses than they would absent such waivers.

NOW, THEREFORE, the Investment Adviser agrees to waive advisory fees under the Feeder Agreement to the extent necessary to assure that any advisory fees charged under the Feeder Agreement are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the Master Agreement; provided, however, that, in no event, shall the Investment Adviser be required to waive fees in excess of the amount of fees actually charged by the Investment Adviser in connection with the Portfolio’s investment in the Master Portfolio.

This contractual fee waiver shall be effective for the current fiscal year of the Fund and for each fiscal year thereafter unless the Investment Adviser shall notify the Fund of the termination of the contractual fee waiver not less than 30 days prior to the end of the then-current fiscal year.

IN WITNESS WHEREOF, the Investment Adviser and the Fund, on behalf of the Portfolio, have agreed to this Fee Waiver Agreement as of the day and year first above written.

FUND ASSET MANAGEMENT, L.P.

By:	/s/ DONALD C. BURKE
Name:	Donald C. Burke
Title:	Treasurer

MERRILL LYNCH BOND FUND, INC.

By:	/s/ DONALD C. BURKE
Name:	Donald C. Burke
Title:	Vice President and Treasurer